Exhibit 99.1

Press Release, 15 November 2011

Interxion Reports Q3 2011 Results

Company Reports Strong Results, Announces Expansions

and Reaffirms Guidance

AMSTERDAM 15 November 2011 – Interxion Holding NV (INXN: NYSE), a leading European provider of carrier-neutral colocation data centre services, announced its results today for the three and nine months ended 30 September 2011.

Highlights

•	Revenue increased by 13% to €62.0 million (Q3 2010: €54.6 million)

•	Recurring Revenue increased by 17% to €58.2 million (Q3 2010: €49.6 million) and 4% over Q2 2011 (€56.2 million)

•	Adjusted EBITDA increased by 20% to €25.0 million (Q3 2010: €20.8 million)

•	Adjusted EBITDA margin increased to 40.3% (Q3 2010: 38.1%)

•	Net profit increased to €6.9 million (Q3 2010: €5.9 million)

•	Capital Expenditures were €53.8 million in the third quarter

•	Reaffirmed full year 2011 guidance

“Interxion showed growth in all key performance metrics during the third quarter. As a result of customer demand, we announced the construction of our seventh data centre in Paris during the third quarter, and since the end of the third quarter we have announced the construction of three major new data centres, Frankfurt 7, London 2, and today, Amsterdam 6,” said Chief Executive Officer David Ruberg. “Despite the economic uncertainty across Europe, we continue to see strong demand trends in our targeted segments, especially cloud computing, digital media, and financial services.”

Press Release, 15 November 2011

Quarterly Review

Revenue for the third quarter of 2011 was €62.0 million, a 13% increase over the third quarter of 2010 and a 3% increase from the second quarter of 2011. Recurring revenue was €58.2 million, a 17% increase over the third quarter of 2010 and a 4% increase from the second quarter of 2011. Recurring revenue was 94% of total revenue.

Cost of sales for the third quarter increased by 8% to €26.0 million compared to the third quarter 2010, producing an increased gross profit margin of 58.1% compared to 56.2% in the same quarter of 2010. Sales and marketing costs in the third quarter were €4.2 million, down 3% compared to the prior year quarter. General and administrative costs, excluding depreciation, amortisation, impairments, exceptional general and administrative costs, and share-based payments were €6.8 million, an increase of 24% compared to the prior year quarter and were impacted by public company costs. Depreciation, amortisation, and impairments increased by 16% compared to the prior year quarter to €9.1 million.

Net financing costs for the third quarter of 2011 were €5.3 million, compared to €5.1 million in the third quarter of 2010.

Net profit was €6.9 million in the third quarter of 2011, up 16% from the third quarter of 2010.

Adjusted EBITDA for the third quarter of 2011 was €25.0 million, up 20% year over year. Adjusted EBITDA margin expanded to 40.3% compared to 38.1% in the prior year quarter as the company’s increased scale provided greater operating leverage.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €23.8 million. Net cash used in investing activities was €4.9 million, reflecting €53.8 million of capital expenditures largely offset by €50.0 million liquidated from short term investments.

Press Release, 15 November 2011

Cash and equivalents and short term investments were €189.5 million at 30 September 2011, up from €99.1 million at year end 2010.

Equipped space at the end of the third quarter 2011 was 62,200 square metres compared to 61,500 square metres in the second quarter 2011 and 59,600 square metres in the third quarter 2010. Utilisation rate, the ratio of revenue-generating space to equipped space, was 74%, the same as the second quarter 2011 and up from 71% in the third quarter 2010.

Business Outlook

The company today also reaffirmed its guidance for 2011:

Revenue	€239 million - €245 million
Adjusted EBITDA	€91 million - €95 million
Capital Expenditures	€140 million - €160 million

Conference Call to Discuss Results

The company will host a conference call at 8:30 a.m. ET (1:30 p.m. GMT) today to discuss results for the third quarter 2011.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is 19681993. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 21 November 2011. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 55 00 00. The replay access number is 19681993#.

Press Release, 15 November 2011

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Adjusted EBITDA

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items, and to include share of profits (losses) of non-group companies. We present Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because it is used in our financial covenants in our €50 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Press Release, 15 November 2011

A reconciliation of Adjusted EBITDA to EBITDA and operating profit is provided in the Notes to Consolidated Income Statement: Group Metrics.

- ENDS -

About Interxion

Interxion is a leading provider of carrier-neutral colocation data centre services in Europe, serving over 1,200 customers through 28 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by 400 carriers and ISPs and 18 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information please visit www.interxion.com.

For More Information

Investors:

Jim Huseby

Investor Relations +1-813-644-9399

IR@interxion.com

Press Release, 15 November 2011

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENTS

(in €’000 - except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30-Sep 2011	30-Sep 2010	30-Sep 2011	30-Sep 2010

Revenue	62,005	54,646	179,920	152,824
Cost of sales	(25,969)	(23,945)	(76,271)	(67,867)

Gross profit	36,036	30,701	103,649	84,957
Other income	99	67	341	293
Sales and marketing costs	(4,234)	(4,380)	(13,037)	(11,262)
General and administrative costs	(16,594)	(13,781)	(50,389)	(39,717)

Operating profit	15,307	12,607	40,564	34,271
Finance income	1,114	101	2,324	366
Finance expense	(6,369)	(5,167)	(20,153)	(23,687)

Profit before taxation	10,052	7,541	22,735	10,950
Income tax expense	(3,161)	(1,606)	(7,812)	(5,782)

Net profit	6,891	5,935	14,923	5,168

Basic earnings per share: (€) (i)	0.10	0.13	0.23	0.12
Diluted earnings per share: (€) (i)	0.10	0.12	0.23	0.11

Number of shares outstanding at the end of the period (shares in thousands)	65,823	44,351	65,823	44,351
Weighted average number of shares for Basic EPS (shares in thousands)	65,742	44,351	63,528	44,351
Weighted average number of shares for Diluted EPS (shares in thousands)	67,488	47,676	65,223	47,574

(i)	Number of shares have been adjusted to take account of the 1 for 5 reverse stock split which took place on 2 February 2011.

Press Release, 15 November 2011

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30-Sep 2011	30-Sep 2010	30-Sep 2011	30-Sep 2010

Consolidated

Recurring revenue	58,225	49,633	168,611	141,551
Non-recurring Revenue	3,780	5,013	11,309	11,273

Revenue	62,005	54,646	179,920	152,824

Adjusted EBITDA	25,005	20,818	70,536	57,823

Gross Margin	58.1%	56.2%	57.6%	55.6%

Adjusted EBITDA Margin	40.3%	38.1%	39.2%	37.8%

Total assets	708,410	464,663	708,410	464,663
Total liabilities	392,391	321,365	392,391	321,365
Capital expenditures (iv)	(53,763)	(25,516)	(89,127)	(79,113)
Depreciation, amortization and impairments	(9,087)	(7,802)	(27,181)	(22,483)

France, Germany, Netherlands, and UK

Recurring revenue	34,470	29,429	100,276	84,188
Non-recurring Revenue	1,950	3,371	6,912	7,592

Revenue	36,420	32,800	107,188	91,780

Adjusted EBITDA	18,473	14,725	53,216	42,126

Gross Margin	59.9%	56.0%	59.0%	56.1%

Adjusted EBITDA Margin	50.7%	44.9%	49.6%	45.9%

Total assets	335,727	267,259	335,727	267,259
Total liabilities	86,705	83,750	86,705	83,750
Capital expenditures (iv)	(39,828)	(14,027)	(59,258)	(46,110)
Depreciation, amortization and impairments	(5,118)	(4,676)	(16,017)	(13,657)

Rest of Europe

Recurring revenue	23,755	20,204	68,335	57,363
Non-recurring Revenue	1,830	1,642	4,397	3,681

Revenue	25,585	21,846	72,732	61,044

Adjusted EBITDA	13,162	11,517	37,423	30,893

Gross Margin	60.7%	62.2%	60.9%	60.4%

Adjusted EBITDA Margin	51.4%	52.7%	51.5%	50.6%

Total assets	174,732	147,435	174,732	147,435
Total liabilities	38,812	35,718	38,812	35,718
Capital expenditures (iv)	(13,650)	(8,378)	(28,342)	(29,065)
Depreciation, amortization and impairments	(3,411)	(2,843)	(9,698)	(7,831)

Corporate and Other

Adjusted EBITDA	(6,630)	(5,424)	(20,103)	(15,196)

Total assets	197,951	49,969	197,951	49,969
Total liabilities	266,874	201,897	266,874	201,897
Capital expenditures (iv)	(285)	(3,111)	(1,527)	(3,938)
Depreciation, amortization and impairments	(558)	(283)	(1,466)	(995)

(iv)	Capital expenditures represent payments to acquire tangible fixed assets as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment”.

Press Release, 15 November 2011

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: GROUP METRICS

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30-Sep 2011	30-Sep 2010	30-Sep 2011	30-Sep 2010

1. Reconciliation of adjusted EBITDA

Adjusted EBITDA	25,005	20,818	70,536	57,823

Income from subleases on unused data center sites	99	67	341	293

Exceptional income	99	67	341	293

(Increase)/decrease in provision for onerous lease contracts	—	(67)	(18)	(293)
IPO transaction costs (v)	—	—	(1,725)	—
Share-based payments	(710)	(409)	(1,389)	(1,069)

Exceptional general and administrative costs	(710)	(476)	(3,132)	(1,362)

EBITDA	24,394	20,409	67,745	56,754

Depreciation, amortization and impairments	(9,087)	(7,802)	(27,181)	(22,483)

Operating profit	15,307	12,607	40,564	34,271

2. Capacity Metrics
Equipped space (in sqm)	62,200	59,600	62,200	59,600
Revenue generating space (in sqm)	46,100	42,400	46,100	42,400
Utilisation rate	74%	71%	74%	71%

(v)	The IPO transaction costs represent the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

Press Release, 15 November 2011

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	30-Sep 2011	31-Dec 2010
Non-current assets

Property, plant and equipment	402,606	342,420
Intangible assets	9,699	6,005
Deferred tax assets	39,378	39,841
Other non-current assets	3,654	3,709

	455,337	391,975
Current assets
Trade and other current assets	63,534	55,672
Short-term investments	40,000	—
Cash and cash equivalents	149,539	99,115

	253,073	154,787

Total assets	708,410	546,762

Shareholders’ equity
Share capital	6,582	4,434
Share premium	464,398	321,078
Foreign currency translation reserve	5,292	4,933
Accumulated deficit	(160,253)	(175,176)

	316,019	155,269

Non-current liabilities

Trade payables and other liabilities	9,455	7,795
Deferred tax liabilities	1,596	660
Provision for onerous lease contracts	11,984	13,260
Borrowings	257,301	257,403

	280,336	279,118

Current liabilities

Trade payables and other liabilities	106,365	106,038
Current tax liabilities	1,831	868
Provision for onerous lease contracts	3,149	3,073
Borrowings	710	2,396

	112,055	112,375

Total liabilities	392,391	391,493

Total liabilities and shareholders’ equity	708,410	546,762

Press Release, 15 November 2011

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	30-Sep 2011	31-Dec 2010

3. Borrowings net of cash and cash equivalents and short-term investments

Cash and cash equivalents (vi) and Short-term investments (vii)	189,539	99,115

9.5% Senior Secured Notes due 2017 (viii)	255,402	254,924
Financial Leases	437	765
Other Borrowings	2,172	4,110

Borrowings excluding revolving credit facility deferred financing costs	258,011	259,799

Revolving credit facility deferred financing costs (ix)	(821)	(1,283)

Total Borrowings	257,190	258,516

Borrowings net of cash and cash equivalents and short-term investments	67,651	159,401

(vi)	Cash and cash equivalents includes €3.5 million as of September 30, 2011 and €4.2 million as of December 31, 2010, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(vii)	Short-term investments relate to six and nine months deposits.
(viii)	€260 million 9.5% Senior Secured Notes due 2017 include premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(ix)	We reported deferred financing costs of €0.8 million in connection with entering into our €50 million revolving credit facility which is currently undrawn.

Press Release, 15 November 2011

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Nine Months Ended
	30-Sep 2011	30-Sep 2010	30-Sep 2011	30-Sep 2010

Profit for the period	6,891	5,935	14,923	5,168
Depreciation, amortization and impairments	9,087	7,802	27,181	22,483
IPO transaction costs	—	—	1,725	—
Provision for onerous lease contracts	(750)	(288)	(2,303)	(1,828)
Share-based payments	710	409	1,389	1,069
Net finance expense	5,255	4,777	17,829	23,032
Income tax expense	3,161	1,606	7,812	5,782

	24,354	20,241	68,556	55,706

Movements in trade and other current assets	(2,316)	(4,264)	(7,995)	(1,618)
Movements in trade and other liabilities	1,723	3,388	6,913	4,211

Cash generated from operations	23,761	19,365	67,474	58,299

Interest paid	(11,598)	(8,200)	(24,178)	(9,178)
Interest received	704	150	1,241	337
Income tax paid	(392)	(724)	(1,544)	(950)

Net cash flows from operating activities	12,475	10,591	42,993	48,508

Cash flow from investing activities

Purchase of property, plant and equipment	(53,763)	(25,516)	(89,127)	(79,113)
Disposals of property, plant and equipment	—	—	945	—
Purchase of intangible assets	(1,180)	(1,059)	(4,286)	(1,549)
Proceeds /(acquisition) short-term investments	50,000	—	(40,000)	—

Net cash flows from investing activities	(4,943)	(26,575)	(132,468)	(80,662)

Cash flow from financing activities

Proceeds from exercised options	698	—	3,022	—
Proceeds from issuance new shares	—	—	142,952	—
Repayment of ‘Liquidation Price’ to former preferred shareholders	—	—	(3,055)	—
Proceeds/(repayment) bank facilities	—	—	—	(159,046)
Proceeds from Senior Secured Notes and RCF	—	(414)	(645)	190,830
Other Borrowings	(678)	(6)	(2,265)	(1,176)

Net cash flows from financing activities	20	(420)	140,009	30,608
Effect of exchange rate changes on cash	16	(125)	(110)	135

Net movement in cash and cash equivalents	7,568	(16,529)	50,424	(1,411)
Cash and cash equivalents, beginning of period	141,971	47,121	99,115	32,003

Cash and cash equivalents, end of period	149,539	30,592	149,539	30,592

Press Release, 15 November 2011

INTERXION HOLDING NV

Announced Expansion Projects 2011

Market	Project	CAPEX (a, b) (€ million)	Equipped Space (a) (Sqm)		Target Completion

Düsseldorf	DUS 1 : Phase 2 Power Upgrade	€7	500	(c)	2Q 2011 (completed)

London	LON 1 : Phase 9 Expansion	€7	525		2Q 2011 (completed)

Vienna	VIE 1 : Phase 3 Expansion	€5	600	(d)	3Q 2011 (completed)

Dublin	DUB 2 : Phase 3 Expansion and Power Upgrade	€8	640		4Q 2011

Paris	PAR 7 : Phase 1 New Build	€70	4,500		2Q 2012

Subtotal	Announced through 30 September 2011	€97	6,765

Frankfurt	FRA 7: New Build	€21	1,550		1Q 2012

London	LON 2: New Build	€38	1,700		2Q 2012

Amsterdam	AMS 6: New Build	€60	4,000		4Q 2012

Subtotal	Announced since 30 September 2011	€119	7,250

(a)	CAPEX and Equipped Space are approximate and may change after project completion.
(b)	CAPEX reflects the total for the listed project and may not be all invested in the current year.
(c)	Previously included in equipped space
(d)	Announced as a 2 phase project with 1300 sqm and €12 million capex